

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2021

Andrew Khor Poh Kiang
President, Chief Executive Officer and Chairman
LIGHTSCAPE TECHNOLOGIES INC.
2616 Willow Wren Dr.
North Las Vegas, Nevada 89084

> **Re: LIGHTSCAPE TECHNOLOGIES INC.**
> **Registration Statement on Form 10-12G**
> **Filed February 12, 2021**
> **File No. 000-30299**

Dear Mr. Khor Poh Kiang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed February 12, 2021

Description of Business, page 2

1. Your registration statement will become effective 60 days after you filed it with the Commission and you will then be responsible for filing reports required by the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if we have not completed the review of your filing. If you cannot resolve the comments before that time, you should consider withdrawing the filing before it becomes effective. You could then refile when you are able to respond to the comments.

General Background of the Company, page 3

2. Please expand the references on page 3 to Small Cap Compliance filed a motion for "custodianship" and was granted "custodianship" to explain the meaning of the term "custodianship." Also, disclose what actions Small Cap Compliance performed in the role of custodian and the terms of the custodianship, including any consideration received in

Andrew Khor Poh Kiang
LIGHTSCAPE TECHNOLOGIES INC.
March 9, 2021
Page 2

connection therewith.

Security Ownership of Certain Beneficial Owners and Management, page 19

3.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by each of the entities in the table.

Financial Statements and Exhibits, page 27

4.	Please ensure that you have filed as an exhibit the Certificate of Articles of Incorporation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Andrew Blume at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing